

July 20, 2005



Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - July 20, 2005 - (Press Release – Agricore United: New Forage Species a Hit in Western Canada)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com


Agricore
United

NEW FORAGE SPECIES A HIT IN WESTERN CANADA

July 20, 2005 (Winnipeg) - Agricore United is celebrating the successful introduction of an exciting new forage variety to western Canada with a sell out in 2005. AC Knowles Hybrid Brome was developed by Agriculture and Agri-Food Canada (AAFC), Saskatoon, SK and granted as an exclusive product to Agricore United's Proven Seed in 2000. Over 20,000 acres of forage ground have been planted with AC Knowles, a dual purpose hay/pasture brome grass.

"AAFC provided the exclusive release to Proven Seed and we've delivered on successfully commercializing this new variety, despite back-to-back droughts during the key seed multiplication years and launching this new variety in a depressed market due to BSE," says Todd Hyra, Product Manager, Proven Seed.

Hyra says up until 2005 there has been a limited supply of seed for sale, making this year the first big commercial year for the variety.

The variety was developed and named after Dr. Bob Knowles, a well known and respected AAFC Plant Breeder. AC Knowles is a hybrid meadow/smooth brome grass chosen over other hybrid lines for its better seed type, reduced creep, good re-growth, excellent lodging resistance and fall greenness. It's a true dual purpose forage species for hay or pasture, with characteristics of both meadow and smooth brome grass parents.

For the 2005 season, Agricore United once again committed to its forage establishment guarantee, "The Proven Seed Performance Promise Plus program". This Program was designed to encourage forage producers to continue planting new stands during these trying economic times. If the proprietary Proven Seed forage varieties and/or blends fail to establish, Agricore United will replace 100 percent of the seed required for re-planting in the same field the next growing season.

Proven Seed is the exclusive seed brand of Agricore United, one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information contact:

Radean Carter
Communications Coordinator
(204) 944-2238
rcarter@agricoreunited.com